April 14, 2017
VIA EDGAR
Mr. John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4631

Re:    Vista Outdoor Inc.
Form 10-K for the Year Ended March 31, 2016
Filed May 27, 2016
Responses Dated February 16, 2017 and February 17, 2017
File No. 1-36597

Dear Mr. Cash:
On behalf of Vista Outdoor Inc. (“we” or the “Company”), this letter responds to the comments contained in your letter dated March 23, 2017. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by our related response. We are delivering to the Staff a copy of this letter and the confidential and supplemental materials referred to herein.
Form 10-K for the Year Ended March 31, 2016
Financial Statements
16. Operating Segment Information, page 78

1.	We note your response to prior comment one. Please provide the following:

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You indicate that on a monthly basis, each of your operating Segment Presidents and the Segment Controllers (Outdoor Products and Shooting Sports) prepare and present to your CEO, the results of the business and the forecast for the remainder of the fiscal year. Please clarify whether each operating Segment President is responsible for the results of their individual operating segment only or the combined results of Outdoor Products and Shooting Sports. Please tell us whether there are any responsibilities that are shared by the operating Segment Presidents;

Each operating Segment President is responsible for the results of their individual operating segment only, and the Segment Presidents do not share responsibility over any areas of the business.
Every month three operations reviews are held with our CEO. The first two meetings are the individual operating segment meetings in which each of the Segment Presidents and the Segment Controllers present their individual operating segment results and forecasts for the remainder of the fiscal year. At these segment-level meetings, plans of action for the applicable segment are also discussed. The third review is a corporate operations review in which the Corporate controller and CFO present the overall results of the Company, including an assessment against the overall corporate plan and forecasts for the remainder of the fiscal year. This review also includes a review of our expenses below the gross profit line including selling, research and development, marketing, general and administrative, interest, and taxes.
There is much discussion during each of these operations reviews, and the CEO regularly requests follow up actions or gives directions to the Segment Presidents, or functional owner in the case of the corporate operations reviews. It is then the responsibility of the Segment Presidents, or functional owner, to determine how they will meet those actions for their respective segments or function.
During calendar year 2016, our Segment Presidents assumed responsibility for their segment research and development and marketing expense, and have direct responsibility over these budgets within their own segments. Prior to this change, this was a responsibility of the Senior Vice President of Marketing (see additional comments below re: Senior Vice President of Marketing role). The Segment Presidents do not have direct responsibility over other costs below gross profit, besides those noted above, as these costs are generally managed by others on the CEO staff and shared across the Company.

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You indicate that the Segment Presidents are also responsible for capital allocations within each of their operating segments and other investments, including research and development and certain marketing expenditures. Please provide us with your Segment President’s level of capital spending authority not requiring approval of the CEO;

Pursuant to our delegation of authority each of our Segment Presidents has authority to authorize individual capital spending of up to $1 million. For projects larger than $1 million, our Corporate controller has authority to authorize spending of up to $3 million and our CFO has authority to authorize spend of up to $5 million. Any capital spending in excess of $5 million must be approved by our CEO.

•	Please tell us the level of budget detail that is reviewed and/or approved by your CEO (e.g. product line, reporting unit, etc.);
The CEO reviews the segment-level budget detail for sales, gross profit, research and development, marketing expense, and capital expenditures.
For the current fiscal year, with respect to the Outdoor Products segment budget, the CEO separately reviews the budgets relating to our four most recent acquisitions to ensure that they are operating in accordance with the expectations established at the time of the applicable acquisition. Once an acquisition has been fully integrated into our business, the relevant budget is included with the overall segment. Within the Shooting Sports segment, the CEO is provided with both an overall Shooting Sports segment sales, gross profit, marketing expenses, and capital expenditures expectation and subtotals for the Ammunition and Firearms business.
During the CEO's review, he will challenge the segment-level budgets and will suggest changes to be implemented by Segment Presidents. Segment Presidents have the authority to take these changes to the segment level budgets and allocate them within their reporting unit structure as they feel necessary with no further input from the CEO.
In addition to reviewing sales, gross profit, research and development expense, marketing costs, and capital expenditures at the segment level, detail related to our selling and general and administrative costs is reviewed by department categories that cross over the segments and cover the entire business, including communications, HR, IT, Sales, etc. The CEO reviews head counts and expenses by department in determining the appropriate department budgets.

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We note your organizational structure includes Senior Vice Presidents of Marketing and Sales, who report to the CEO. Please tell us what are your Segment President’s responsibilities regarding marketing and sales and how these responsibilities are bifurcated between the SVPs and the Segment Presidents;

The role of Senior Vice President of Sales was created at Vista Outdoor to capitalize on one of the differentiators for our company as we go to market, which is the fact that we have over 50 brands across many areas of the outdoor recreation market. We leverage this by bringing all of these brands to our customers and offering them one place to order a large variety of products. In order to accomplish this we have established a centralized sales function reporting to the Senior Vice President of Sales, and aligned the sales team by customer type, with the sales team selling all of our products across both segments. This has allowed our sales teams more flexibility to ensure we are providing our customers with optimal customer service and efficiency. The Senior Vice President of Sales has responsibility over total sales of the Company and has targets established at the individual Segment level. The sales team has responsibility over the initial sales process and interaction with the customers and establishing and maintaining the relationships with the customers.
Although the sales team does not directly report to the Segment Presidents, we hold Segment Presidents responsible to ensure that the segments are meeting their sales goals. Our Segment Presidents are responsible for our customer service organization, ensuring the right product is being made or procured, developing new product that meets the needs of the customers, and marketing the product correctly. In addition the Segment Presidents must approve all price listings and any significant sales deviations or special programs for sales of their products. This requirement ensures that our segment presidents are intimately involved in the full sales process and are held accountable for the results of their segments. Finally, our sales teams are incentivized based on the results of both segments. Sales teams have targets set by segment for goals they must accomplish and are not just incentivized by the results of the overall Company, which further drives responsibility to the segments to ensure goals are being met.
The role of Senior Vice President of Marketing was created when Vista Outdoor was first created in February of 2015 to focus on establishing common marketing and shared services capabilities across the company, better defining and disciplining our product development processes, and improving collaboration across all marketing-related functions. As part of this process this position was instrumental in creating and leading the effort to bolster the talent within each of the segments to be able to perform these functions. With this process having been completed over the last two years, as of March 31, 2017 we no longer have a Senior Vice President of Marketing position, and accountability for marketing now resides in our segments. Over the past fiscal year we have transitioned more responsibility over marketing into the segments as the roles have been defined and filled until the majority of the responsibility was finally transferred to the Segment Presidents. The digital marketing and media buy responsibility has been transitioned to the Senior Vice President of Communications.

•	Please tell us how the compensation of the Segment Presidents is determined;
Our Segment Presidents are considered executive officers and are compensated in the same manner as described in the “Compensation Discussion and Analysis” section of our Proxy statement, including the same benchmarking practices, objectives, and Company performance measures that are used to establish the compensation for our named executive officers. The Management Development and Compensation Committee of the Board of Directors (the “Compensation Committee”) is responsible for setting the Company's compensation policies and approving the compensation paid to executive officers, including the Segment Presidents. The Company uses a compensation peer group made up of 14 consumer products companies with comparable sizes and business focus to benchmark executive compensation for executive officers in similar positions at comparable companies to establish a targeted level of total direct compensation (base salary, annual incentive, and long-term incentive) for each executive officer position. The CEO then makes recommendations to the Compensation Committee on the pay levels for executive officers (other than himself) based on the CEO's assessment of the executive officer's performance. Certain components of executive compensation, including for Segment Presidents, are tied to overall Company performance. Our annual incentive compensation and certain portions of long-term incentive compensation are tied to Company-level financial metrics of EBIT, sales and free cash flow (for annual incentive compensation) and Company-level sales, return on invested capital, and total stockholder return (for performance shares awarded as part of the long-term incentive compensation program). The Compensation Committee has the ability to adjust an executive officer's payment downward based on individual performance, and considers the CEO's assessment of the individual performance of each of the executive officers, including the Segment Presidents' performance in managing the applicable segment, in connection with any downward adjustments.

•	Please provide us with your most recent monthly CODM reporting package including the supporting detail, as described in your prior response;
In response to the Staff’s comment, the Company has provided the Staff with the most recent Outdoor Products segment, Shooting Sports segment, and Corporate reporting packages on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. Such information is being provided together with a request that such materials be returned promptly following the completion of the Staff’s review thereof. Under separate cover, request for confidential treatment of this information pursuant to the provisions of 17 CFR 200.83 has been made by Gibson, Dunn & Crutcher, LLP, as counsel to the Company.

•	Please provide us with your most recent reporting package provided to your Board of Directors.
In response to the Staff’s comment, the Company has provided the Staff with the most recent quarterly CFO update to our Board of Directors on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. Such information is being provided together with a request that such materials be returned promptly following the completion of the Staff’s review thereof. Under separate cover, request for confidential treatment of this information pursuant to the provisions of 17 CFR 200.83 has been made by Gibson, Dunn & Crutcher, LLP, as counsel to the Company.
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If you have any questions, or if we can provide further information, please contact Douglas Brown at (801) 447-3150.

Very truly yours,
/s/ Stephen M. Nolan

Chief Financial Officer
Vista Outdoor Inc.

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